UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR ANY MATERIALS THEMSELVES INCORPORATED BY REFERENCE INTO INFORMATION FURNISHED IN THIS REPORT ON FORM 6-K AND THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2026).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: July 31, 2025

July 31, 2025

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the three months ended June 30, 2025 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Toru Nakashima

Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the three months ended June 30, 2025)

 (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Three months ended June 30, 2025			¥ 2,444,404	(3.1)%	¥483,337	(7.2)%	¥376,898	1.5%
Three months ended June 30, 2024			2,522,567	11.0	520,888	49.2	371,355	49.7
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2025: ¥ 303,569 million [(42.6)%]
		(b) for the three months ended June 30, 2024: ¥ 528,541 million [(39.1)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are an increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Three months ended June 30, 2025			¥ 97.46		¥ 97.44
Three months ended June 30, 2024			94.36		94.34
Note:	On October 1, 2024, Sumitomo Mitsui Financial Group, Inc. (“the Company”) executed a three-for-one split of its common stock, with a record date of September 30, 2024. Earnings per share and Earnings per share (Diluted) reflect the impact of the stock split.

(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
As of June 30, 2025			¥ 298,919,970		¥ 14,607,943		4.8%
As of March 31, 2025			306,282,015		14,841,509		4.8
Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2025: ¥14,471,936 million (b) as of March 31, 2025: ¥14,703,435 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2025	¥ —	¥ 180.00	¥ —	¥ 62.00	¥ —
Fiscal year ending March 31, 2026	—
Fiscal year ending March 31, 2026 (Forecast)		68.00	—	68.00	136.00

Notes:	1.	Dividend forecast remains unchanged.
2.

On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. Cash dividends per share for 4th quarter reflect the impact of the stock split, and annual cash dividends per share are stated as “—.” If the stock split is not taken into account, 4th quarter and annual cash dividends per share would have been ¥186 and ¥366, respectively.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2026)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2026	¥ 1,300,000	10.4%	¥ 338.00

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is an increase (decrease) from the previous fiscal year.
	3.

Forecasted earnings per share are calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stock (excluding treasury stock) as of June 30, 2025. The number of issued common stock (excluding treasury stock) takes into account the impact of the repurchase of its own shares resolved by the Company at the Board of Directors meeting held on May 14, 2025.

[Notes]

(1) There were no changes in material consolidated subsidiaries during the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 5 “3. Notes to quarterly consolidated financial statements.”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to the application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4) Number of shares issued (common stock)

	As of June 30, 2025	As of March 31, 2025
(a) Number of shares issued (including treasury stock)	3,884,445,458 shares	3,884,445,458 shares
(b) Number of treasury stock	28,233,300 shares	10,651,848 shares

	Three months ended June 30, 2025	Three months ended June 30, 2024
(c) Average number of shares issued during the period	3,867,113,836 shares	3,935,334,950 shares

Notes:	1.

The Company has introduced a “Stock grant trust for employees” (hereinafter, the “Trust”), and the shares of the Company held by the Trust are included in the number of treasury stock to be deducted when calculating both the number of treasury stock and the average number of shares issued during the period.

2.

On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. The average number of shares issued during the period reflects the impact of the stock split.

[Note on quarterly review process]

The external auditor’s review of the quarterly consolidated financial statements : No

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the three months ended June 30, 2025 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Consolidated operating results for the three months ended June 30, 2025 (fiscal 2025)

The subject matter is described in the “Overview of 1Q FY3/2026” disclosed on July 31, 2025 (Thursday), which is available on our website at https://www.smfg.co.jp/english/investor/financial/latest_statement.html.

The information is posted under FY 2025 ended March 31, 2026, the Financial Results section, First Quarter, Overview of performance, on the above website.

Sumitomo Mitsui Financial Group, Inc.

II. Quarterly consolidated financial statements and main notes

1. Quarterly consolidated balance sheets

	Millions of yen
	March 31, 2025	June 30, 2025

Assets:
Cash and due from banks	¥75,590,583	¥72,273,625
Call loans and bills bought	5,197,978	5,429,032
Receivables under resale agreements	16,205,759	14,211,175
Receivables under securities borrowing transactions	5,799,821	4,787,194
Monetary claims bought	5,618,985	5,761,273
Trading assets	11,976,375	10,803,649
Money held in trust	32,272	28,246
Securities	40,760,968	39,302,081
Loans and bills discounted	111,136,239	112,724,213
Foreign exchanges	2,712,573	2,392,161
Lease receivables and investment assets	231,199	228,254
Other assets	13,722,960	13,908,119
Tangible fixed assets	1,006,556	1,010,342
Intangible fixed assets	1,017,322	994,389
Net defined benefit asset	987,288	1,004,114
Deferred tax assets	71,261	86,143
Customers’ liabilities for acceptances and guarantees	15,139,799	14,919,148
Reserve for possible loan losses	(925,931)	(943,195)

Total assets	¥306,282,015	¥298,919,970

Liabilities:
Deposits	¥171,498,651	¥170,639,529
Negotiable certificates of deposit	17,175,391	15,172,887
Call money and bills sold	4,378,276	3,115,977
Payables under repurchase agreements	25,797,136	24,090,573
Payables under securities lending transactions	2,183,655	1,759,713
Commercial paper	2,686,483	3,169,772
Trading liabilities	9,726,615	8,976,537
Borrowed money	11,355,209	11,089,454
Foreign exchanges	1,771,839	1,783,258
Short-term bonds	728,200	688,900
Bonds	13,352,392	13,474,205
Due to trust account	1,041,660	989,598
Other liabilities	13,700,199	13,533,243
Reserve for employee bonuses	130,464	48,296
Reserve for executive bonuses	5,433	—
Net defined benefit liability	33,890	34,453
Reserve for executive retirement benefits	1,007	860
Reserve for point service program	32,656	32,759
Reserve for reimbursement of deposits	5,573	4,813
Reserve for losses on interest repayment	242,127	238,083
Reserves under the special laws	5,365	5,564
Deferred tax liabilities	422,050	517,316
Deferred tax liabilities for land revaluation	26,424	27,076
Acceptances and guarantees	15,139,799	14,919,148

Total liabilities	291,440,506	284,312,026

Net assets:
Capital stock	2,345,960	2,345,960
Capital surplus	611,423	611,422
Retained earnings	8,290,170	8,198,084
Treasury stock	(38,512)	(102,148)

Total stockholders’ equity	11,209,042	11,053,319

Net unrealized gains (losses) on other securities	1,930,834	2,034,250
Net deferred gains (losses) on hedges	(168,604)	(114,983)
Land revaluation excess	32,849	31,802
Foreign currency translation adjustments	1,411,827	1,194,477
Accumulated remeasurements of defined benefit plans	287,487	273,070

Total accumulated other comprehensive income	3,494,393	3,418,616

Stock acquisition rights	767	645
Non-controlling interests	137,306	135,362

Total net assets	14,841,509	14,607,943

Total liabilities and net assets	¥306,282,015	¥298,919,970

Sumitomo Mitsui Financial Group, Inc.

2. Quarterly consolidated statements of income and quarterly consolidated statements of comprehensive income

  (Quarterly consolidated statements of income)

	Millions of yen

Three months ended June 30	2024	2025

Ordinary income	¥2,522,567	¥2,444,404
Interest income	1,750,588	1,712,446
Interest on loans and discounts	1,016,474	974,674
Interest and dividends on securities	219,802	225,701
Trust fees	2,157	2,731
Fees and commissions	445,825	473,019
Trading income	32,828	57,622
Other operating income	154,493	51,533
Other income	136,674	147,050
Ordinary expenses	2,001,679	1,961,067
Interest expenses	1,226,374	1,086,162
Interest on deposits	435,061	414,048
Fees and commissions payments	70,477	74,231
Trading losses	9,703	—
Other operating expenses	49,495	49,197
General and administrative expenses	592,407	599,674
Other expenses	53,220	151,801

Ordinary profit	520,888	483,337

Extraordinary gains	322	32
Extraordinary losses	3,031	1,795

Income before income taxes	518,178	481,574

Income taxes	144,796	102,242

Profit	373,382	379,331

Profit attributable to non-controlling interests	2,026	2,433

Profit attributable to owners of parent	¥371,355	¥376,898

(Quarterly consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2024	2025

Profit	¥373,382	¥379,331
Other comprehensive income (losses)	155,159	(75,762)
Net unrealized gains (losses) on other securities	(189,612)	106,845
Net deferred gains (losses) on hedges	(22,038)	54,707
Land revaluation excess	—	(776)
Foreign currency translation adjustments	323,673	(136,241)
Remeasurements of defined benefit plans	(7,154)	(14,459)
Share of other comprehensive income of affiliates	50,290	(85,837)

Total comprehensive income	528,541	303,569

Comprehensive income attributable to owners of parent	526,598	301,391
Comprehensive income attributable to non-controlling interests	1,943	2,178

Sumitomo Mitsui Financial Group, Inc.

3. Notes to quarterly consolidated financial statements

(Application of special accounting methods used for preparing quarterly consolidated financial statements)

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2026, including the period for the three months ended June 30, 2025. The amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

(Notes to segment and other related information)

1. Information on profit and loss amount by reportable segment

	Millions of yen
Three months ended June 30, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥204,100	¥339,000	¥353,200	¥168,600	¥(35,059)	¥1,029,841
General and administrative expenses	(82,400)	(281,100)	(234,500)	(49,900)	55,493	(592,407)
Others	29,700	400	25,600	7,800	(32,105)	31,395

Consolidated net business profit	¥151,400	¥58,300	¥144,300	¥126,500	¥(11,671)	¥468,829

Notes:	1. Figures shown in parentheses represent a loss.
2. “Others” includes equity in the profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Three months ended June 30, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥277,500	¥354,900	¥359,000	¥156,600	¥(60,238)	¥1,087,762
General and administrative expenses	(95,200)	(280,700)	(232,400)	(50,300)	58,926	(599,674)
Others	37,000	300	58,100	8,600	(47,806)	56,194

Consolidated net business profit	¥219,300	¥74,500	¥184,700	¥114,900	¥(49,118)	¥544,282

Notes:	1. Figures shown in parentheses represent a loss.
2. “Others” includes equity in the profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2024	Millions of yen
Consolidated net business profit	¥468,829
Other ordinary income (excluding equity in gains of affiliates)	105,279
Other ordinary expenses	(53,220)

Ordinary profit on quarterly consolidated statements of income	¥520,888

Note:  Figures shown in parentheses represent a loss.

Three months ended June 30, 2025	Millions of yen
Consolidated net business profit	¥544,282
Other ordinary income (excluding equity in gains of affiliates)	90,856
Other ordinary expenses	(151,801)

Ordinary profit on quarterly consolidated statements of income	¥483,337

Note:  Figures shown in parentheses represent a loss.

(Material changes in stockholders’ equity)

Not applicable.

(Note on going concern)

Not applicable.

Sumitomo Mitsui Financial Group, Inc.

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the three months ended June 30, 2025. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2024 and 2025, were as follows:

	Millions of yen
Three months ended June 30	2024	2025
Depreciation	¥62,528	¥61,807
Amortization of goodwill	7,215	6,529

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2025

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of June 30, 2025 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Three months ended June 30, 2025 (A)	Change (A) - (B)	Three months ended June 30, 2024 (B)
Consolidated gross profit	1	1,087,762	57,921	1,029,841
Net interest income	2	626,284	102,071	524,213
Trust fees	3	2,731	574	2,157
Net fees and commissions	4	398,788	23,440	375,348
Net trading income	5	57,622	34,498	23,124
Net other operating income	6	2,336	(102,662)	104,998
General and administrative expenses	7	(599,674)	(7,267)	(592,407)
Equity in gains (losses) of affiliates	8	56,194	24,799	31,395

Consolidated net business profit	9	544,282	75,453	468,829

Total credit cost	10	(75,645)	(46,443)	(29,202)
Credit costs	11	(82,701)	(47,070)	(35,631)
Write-off of loans	12	(39,566)	(10,636)	(28,930)
Provision for reserve for possible loan losses	13	(36,151)	(36,151)	—
Others	14	(6,982)	(282)	(6,700)
Gains on reversal of reserve for possible loan losses	15	—	(2,061)	2,061
Recoveries of written-off claims	16	7,056	2,689	4,367
Gains (losses) on stocks	17	41,054	(41,279)	82,333
Other income (expenses)	18	(26,354)	(25,283)	(1,071)

Ordinary profit	19	483,337	(37,551)	520,888

Extraordinary gains (losses)	20	(1,762)	947	(2,709)
Gains (losses) on disposal of fixed assets	21	(1,056)	1,249	(2,305)
Losses on impairment of fixed assets	22	(508)	(426)	(82)
Income before income taxes	23	481,574	(36,604)	518,178
Income taxes	24	(102,242)	42,554	(144,796)
Profit	25	379,331	5,949	373,382
Profit attributable to non-controlling interests	26	(2,433)	(407)	(2,026)

Profit attributable to owners of parent	27	376,898	5,543	371,355

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

       + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   The amount of Income taxes includes income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		June 30, 2025		March 31, 2025
			Change
Consolidated subsidiaries	28	173	1	172
Equity method affiliates	29	266	22	244

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Three months ended June 30, 2025 (A)	Change (A) - (B)	Three months ended June 30, 2024 (B)
Gross banking profit	1	578,464	58,985	519,479
Net interest income	2	416,055	97,676	318,379
Trust fees	3	1,092	313	779
Net fees and commissions	4	131,653	4,198	127,455
Net trading income	5	21,169	58,635	(37,466)
Net other operating income	6	8,492	(101,839)	110,331

Gains (losses) on bonds	7	14,371	4,354	10,017
Expenses (excluding non-recurring losses)	8	(271,909)	(4,581)	(267,328)
Personnel expenses	9	(112,640)	542	(113,182)
Non-personnel expenses	10	(142,252)	(6,177)	(136,075)
Taxes	11	(17,016)	1,054	(18,070)

Banking profit (before provision for general reserve for possible loan losses)	12	306,554	54,403	252,151

Gains (losses) on bonds	13	14,371	4,354	10,017
Core banking profit (12-13)	14	292,183	50,050	242,133
excluding gains (losses) on cancellation of investment trusts	15	272,970	52,606	220,364

Provision for general reserve for possible loan losses	16	(1,049)	(1,049)	—
Banking profit	17	305,505	53,354	252,151
Non-recurring gains (losses)	18	32,850	(87,179)	120,029
Credit costs	19	(7,058)	(6,320)	(738)
Gains on reversal of reserve for possible loan losses	20	—	(29,854)	29,854
Recoveries of written-off claims	21	2,685	2,685	—
Gains (losses) on stocks	22	59,501	(22,582)	82,083
Gains on sales of stocks	23	70,801	(18,381)	89,182
Losses on sales of stocks	24	(7,188)	(7,127)	(61)
Losses on devaluation of stocks	25	(4,111)	2,926	(7,037)
Other non-recurring gains (losses)	26	(22,277)	(31,106)	8,829

Ordinary profit	27	338,355	(33,825)	372,180

Extraordinary gains (losses)	28	(1,482)	736	(2,218)
Gains (losses) on disposal of fixed assets	29	(979)	1,191	(2,170)
Losses on impairment of fixed assets	30	(503)	(455)	(48)
Income before income taxes	31	336,872	(33,090)	369,962
Income taxes	32	(83,305)	25,157	(108,462)

Net income	33	253,567	(7,932)	261,499

Total credit cost (16+19+20+21)	34	(5,423)	(34,538)	29,115
Provision for general reserve for possible loan losses	35	(1,049)	(30,163)	29,114
Write-off of loans	36	(4)	533	(537)
Provision for specific reserve for possible loan losses	37	(7,411)	(8,078)	667
Losses on sales of delinquent loans	38	(785)	(585)	(200)
Provision for loan loss reserve for specific overseas countries	39	1,143	1,071	72
Recoveries of written-off claims	40	2,685	2,685	—

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate the amount of loss or decrease.
2. The amount of Income taxes includes income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated			(%)
	Three months ended June 30, 2025 (A)		Three months ended June 30, 2024 (B)
		Change (A) - (B)
Interest earned on loans and bills discounted (a)	1.26	0.34	0.92
Interest paid on deposits, etc. (b)	0.18	0.17	0.01
Interest spread (a) - (b)	1.08	0.17	0.91

Reference: The figures below exclude loans to the Japanese government, among others.
Interest earned on loans and bills discounted (c)	1.27	0.33	0.94
Interest spread (c) - (b)	1.09	0.16	0.93

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		June 30, 2025		March 31, 2025
			Change from March 31, 2025
Bankrupt and quasi-bankrupt loans	1	91.2	16.0	75.2
Doubtful loans	2	491.2	36.4	454.8
Substandard loans	3	431.7	80.0	351.7
Past due loans (3 months or more)	4	78.7	17.9	60.8
Restructured loans	5	353.1	62.2	290.9
Total (A)	6	1,014.1	132.4	881.7

Normal assets	7	130,905.2	824.4	130,080.8
Grand total (B)	8	131,919.4	956.9	130,962.5
				(%)
NPL ratio (A/B)	9	0.77	0.10	0.67

Amount of direct reduction		251.0	8.0	243.0
SMBC non-consolidated				(Billions of yen)
		June 30, 2025		March 31, 2025
			Change from March 31, 2025
Bankrupt and quasi-bankrupt loans	10	53.5	(2.3)	55.8
Doubtful loans	11	334.9	11.5	323.5
Substandard loans	12	229.0	71.8	157.2
Past due loans (3 months or more)	13	23.1	1.4	21.7
Restructured loans	14	206.0	70.4	135.6
Total (A)	15	617.5	81.0	536.5

Normal assets	16	123,760.9	890.5	122,870.5
Grand total (B)	17	124,378.4	971.5	123,406.9
				(%)
NPL ratio (A/B)	18	0.50	0.07	0.43

Amount of direct reduction		193.4	(4.4)	197.8

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		June 30, 2025					March 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2025	Gains	Losses
Held-to-maturity securities	1	631.7	(2.8)	3.4	1.9	4.7	274.4	(6.2)
Other securities	2	38,328.6	2,988.2	182.1	3,663.0	674.9	39,776.8	2,806.0
Stocks	3	3,100.7	2,034.9	73.9	2,039.5	4.6	3,045.2	1,960.9
Bonds	4	11,521.1	(134.8)	10.0	7.7	142.5	13,893.5	(144.8)
Japanese government bonds	5	8,905.9	(49.7)	2.7	0.8	50.5	11,180.5	(52.4)
Others	6	23,706.9	1,088.1	98.2	1,615.9	527.8	22,838.1	989.9
Foreign bonds	7	18,656.4	(370.4)	78.7	106.2	476.6	17,424.7	(449.1)
Other money held in trust	8	0.5	—	—	—	—	0.5	—
Total	9	38,960.9	2,985.4	185.5	3,665.0	679.6	40,051.7	2,799.8
Stocks	10	3,100.7	2,034.9	73.9	2,039.5	4.6	3,045.2	1,960.9
Bonds	11	12,152.8	(137.6)	13.4	9.6	147.2	14,167.9	(151.0)
Others	12	23,707.4	1,088.1	98.2	1,615.9	527.8	22,838.6	989.9

SMBC non-consolidated								(Billions of yen)
		June 30, 2025					March 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2025	Gains	Losses
Held-to-maturity securities	13	319.6	0.9	2.1	1.9	1.0	22.3	(1.2)
Stocks of subsidiaries and affiliates	14	4,909.8	(95.0)	(24.9)	2.4	97.4	5,009.8	(70.1)
Other securities	15	32,022.3	1,935.9	161.5	2,599.1	663.1	33,564.6	1,774.4
Stocks	16	2,721.9	1,868.3	51.1	1,872.8	4.5	2,693.6	1,817.2
Bonds	17	11,459.8	(131.1)	9.8	7.7	138.8	13,835.1	(140.9)
Japanese government bonds	18	8,905.9	(49.7)	2.7	0.8	50.5	11,180.5	(52.4)
Others	19	17,840.6	198.7	100.6	718.6	519.8	17,035.9	98.2
Foreign bonds	20	13,855.9	(392.7)	66.2	76.2	468.9	12,711.0	(458.9)
Total	21	37,251.8	1,841.8	138.6	2,603.4	761.5	38,596.7	1,703.2
Stocks	22	3,016.2	1,870.7	51.8	1,875.2	4.5	2,987.9	1,818.9
Bonds	23	11,779.4	(130.2)	11.9	9.6	139.8	13,857.4	(142.1)
Others	24	22,456.1	101.3	74.9	718.6	617.2	21,751.3	26.4

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Net unrealized gains (losses) are measured based on the market prices of securities as of the balance sheet date.
	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	June 30, 2025		March 31, 2025
		Change from March 31, 2025
Domestic deposits	130,962.9	138.6	130,824.3
Individual	61,775.4	556.3	61,219.1
Note : The figures above exclude negotiable certificates of deposit and offshore banking accounts in Japan.
Loans and bills discounted	106,279.2	1,763.6	104,515.6
Domestic offices (excluding offshore banking accounts)	68,729.1	1,284.0	67,445.1
Overseas offices and offshore banking accounts	37,550.1	479.6	37,070.5